                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                 COHO ENERGY, INC.
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                                  (Name of Issuer)

                      Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                   192481208
          -----------------------------------------------------------
                                (CUSIP Number)
                Kenneth Maiman, Esq., Appaloosa Management L.P.
        26 Main Street, First Floor, Chatham, NJ  07928, (973) 701-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 3, 2000
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 192481208                                    Page 2 of 6 Pages
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Appaloosa Management L.P.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)     (b) x
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS*
                                       OO
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                      [_]
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware, USA
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                7   SOLE VOTING POWER
                                   5,351,611
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NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------
                8   SHARED VOTING POWER
                                     None
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                9   SOLE DISPOSITIVE POWER
                                   5,351,611
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                10  SHARED DISPOSITIVE POWER
                                     None
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-------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                5,351,611
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                  [_]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                28.63%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                                                PN
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

                                  SCHEDULE 13D
-------------------------------------------------------------------------
CUSIP No. 192481208                                    Page 3 of 6 Pages
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                 David Tepper
-------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)     (b) x
-------------------------------------------------------------------------
  3    SEC USE ONLY
-------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
                                       OO
-------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                      [_]
-------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
                                   5,351,611
-------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------
                8   SHARED VOTING POWER
                                     None
-------------------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
                                   5,351,611
-------------------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                                     None
-------------------------------------------------------------------------

-------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                5,351,611
-------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                  [_]
-------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                28.63%
-------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
                                                                IN
-------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

          The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "Common Stock"), of Coho Energy, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 14785 Preston Road, Suite 860, Dallas, Texas 75240.

Item 2.  Identity and Background.
         -----------------------

     This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A. Tepper ("Mr. Tepper" and together with the Manager, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 10, 2000, a copy of which is attached hereto as Schedule I.

     The general partner of the Manager is Appaloosa Partners Inc. ("API"), a Delaware corporation, of which Mr. Tepper is the sole stockholder and President.

     The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("Appaloosa"). The Manager acts as an investment adviser to Appaloosa, Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"), and Tersk LLC, a Delaware limited liability corporation ("Tersk"). The address of the principal business and principal office of the Manager, Appaloosa and Tersk is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The business address of Mr. Tepper is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. Appaloosa, Palomino and Tersk are sometimes referred to herein collectively as the "Purchasers".

     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Tepper is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Of the 5,351,611 shares of the Company's Common Stock referred to herein, 4,765,083 shares were distributed to the Purchasers by the Company pursuant to the consummation of its Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code on account of the respective claims held by the Purchasers' against the Company in that proceeding. Such claims arose from their prior ownership of $45,724,000 aggregate principal amount of the Company's 8 7/8% Senior Subordinated Notes, due 2007, which were extinguished pursuant to the terms of the Plan of Reorganization. The Purchasers will receive the remaining 586,528 shares of the Company's Common Stock pursuant to a Securities Purchase Agreement dated as of March 31, 2000, as described in Item 6 hereof.

     The Purchasers did not pay additional consideration for the shares of Common Stock which they received pursuant to the Company's Plan of Reorganization.

Item 4.  Purpose of Transaction.
         ----------------------

     As described in the response to Item 3 above, the shares beneficially owned by the Reporting Persons were acquired pursuant to the terms of the Company's Plan of Reorganization on account of claims in the Company's Chapter 11 proceeding. While the Reporting Persons do not have current plans to sell any of the securities acquired or to be acquired pursuant to the Securities Purchase Agreement, as described in Item 3 above, the Reporting Persons may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Common Stock and other factors deemed relevant by them, to sell some or all of such securities or to purchase additional securities of the Company. Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of the Schedule 13D promulgated under the Exchange Act.

     So long as the Reporting Persons and their affiliates collectively are one of the largest shareholders of the Company, the Reporting Persons may seek to influence the control of the Company.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Based upon information obtained from the Company, as of April 10, 2000, there were a total of 18,694,153 shares of Common Stock issued or required to be issued by the Company. Therefore, the Reporting Persons' beneficial ownership of shares constitutes approximately 28.63% of the issued an outstanding Common Stock.

     Reference is made to the response in Item 6 below, which is hereby incorporated herein, for a description of additional shares of Common Stock which are to be issued to the Purchasers in the future pursuant to the terms of the Securities Purchase Agreement described therein.

     (a) (b) The Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 5,351,611 shares of Common Stock.

     (c) Except as described in this Schedule 13D, neither of the Reporting Persons have effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to
         ----------------------------------------------------------------------
Securities of the Issuer.
------------------------

     The Purchasers are party to two agreements which relate to Common Stock of the Company, a Securities Purchase Agreement and a Registration Rights Agreement, which are each described below. In addition, the Purchasers were one of three bondholder members of the Official Committee of Unsecured Creditors in the Company's Chapter 11 proceeding (the "Committee"). The Committee in turn was a co-proponent of the Company's Plan of Reorganization which was consummated in that proceeding. Pursuant to the terms of the Plan of Reorganization, which was confirmed by the United States Bankruptcy Court for the Southern District of Texas pursuant to an order entered on March 20, 2000, the Company's certificate of incorporation and by-laws were amended and restated in their entirety and the three bondholder members of the Committee collectively designated four members of the Company's new seven member board of directors for the first year of its tenure. To date the bondholder members of the Committee have designated three such directors: Eugene Davis, James Bolin and John Graham. Mr. Bolin is a Vice President and the Secretary of API. Pursuant to the terms of the Plan, the Committee's existence terminated for all practical purposes at midnight on March 31, 2000. A copy of the Plan of Reorganization is attached as Exhibit I.

     The Purchasers are also parties to a Securities Purchase Agreement dated as of March 31, 2000 pursuant to which the Company issued $72 million principal amount of its 15% Senior Subordinated Notes due March 31, 2007 ("New Senior Notes") in connection with the consummation of the Company's Plan of Reorganization. Pursuant to that agreement, the Company will issue, for no further consideration, additional shares of its Common Stock equal to an aggregate of 14.4% of the outstanding Common Stock of the Company, calculated on a fully diluted basis, to the purchasers of its New Senior Notes on the earlier to occur of the closing of a pending rights offering by the Company, if the Company is able to include such additional shares in its registration statement for the rights offering, or six months after consummation of such rights offering. Without giving effect to increases in the number of shares which may be issued pursuant to antidilution adjustments which cannot be calculated at this time, Appaloosa will receive 255,836 additional shares of Common Stock, Palomino will receive 287,509 additional shares of Common Stock and Tersk will receive 43,183 additional shares of Common Stock pursuant to the Securities Purchase Agreement. Under the terms of the Plan of Reorganization, the purchasers of the New Senior Notes collectively were also entitled to designate two additional members of the new board of directors of the Company for the first year of its tenure. The directors so designated were Ronald Goldstein and Michael Salvati. Mr. Goldstein is a Vice President and the Chief Financial Officer of the Manager. A copy of the Securities Purchase Agreement is attached hereto as Exhibit II.

     The Purchasers are also parties to a Registration Rights Agreement with the Company pursuant to which the Company has granted the following registration rights with respect to all of the shares of Common Stock which are the subject of this filing as well as all of the shares of Common Stock to be issued pursuant to the Securities Purchase Agreement referred to above:

     (i) The Company will use its best efforts to cause a shelf registration statement for all such shares of Common Stock to be declared effective by March 31, 2001, and to remain effective until the earlier of March 31, 2004, the disposition of all such shares or such time as all such shares can be sold by the parties to such agreement without restriction under the Securities Act of 1933;

     (ii) After March 31, 2001, the holder or holders of at least 10 percent of the Common Stock which is subject to such agreement may require the Company to file a registration statement with respect to such stock;

     (iii) Each time the Company files a registration statement with respect to any offering of shares of its Common Stock, the parties to such agreement may, subject to certain limitations, require the inclusion of their shares of Common Stock in the offering; and

     (iv) At any time when the Company is entitled to use Form S-3 under the Securities Act of 1933 or any successor form thereto to register shares of Common Stock held by a party to such agreement, the parties to such agreement have the right to request the Company to use commercially reasonable efforts to register their shares of Common Stock on such form.

     The responses set forth in Items 4 and 5 of this Schedule are also incorporated herein by this reference in their entirety. A copy of the Registration Rights Agreement is attached hereto as Exhibit III.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     1.  Schedule I

     2.  Exhibit I - Plan of Reorganization

     3.  Exhibit II - Securities Purchase Agreement

     4.  Exhibit III - Registration Rights Agreement

Signature

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2000
                         Appaloosa Management L.P.
                         By:  Appaloosa Partners Inc.,
                              Its General Partner



                         By:  /s/ David A. Tepper
                              --------------------------------
                              Name:  David A. Tepper
                              Title:  President



                              /s/ David A. Tepper
                              --------------------------------
                              David A. Tepper

                                                                      Schedule I

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the common stock, $0.01 par value, of Coho Energy, Inc., is being filed jointly with the Securities Exchange Commission pursuant to Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  April 10, 2000


                         Appaloosa Management L.P.
                         By:  Appaloosa Partners Inc.,
                              Its General Partner


                         By:  /s/ David A. Tepper
                              --------------------------------
                              Name:  David A. Tepper
                              Title:  President



                              /s/ David A. Tepper
                              --------------------------------
                              David A. Tepper